Exhibit 99.1 POSCO Holdings Q1, 2024 Earnings Release April 25

2 / 19 Disclaimer This presentation was prepared and circulated to shareholders and investors to release information regarding the company’s business performance prior to completion of auditing for the period pertaining to the 1st quarter of 2024. Given that this presentation is based on unaudited financial statements, certain figures may be modified in the course of the audit process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances that are not historical facts and that are solely based on views and forecasts which are uncertain and subject to risk. Therefore, readers of this presentation shall be aware that foreward-looking statements set forth herein may not correspond to the actual business performance of the company, resulting from changes and risks in business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the Company. The Company does not offer guarantee, expressed or implied, as to the accurancy and completeness of this presentation or of the information contained herein and does not assume any liability for the information described in this presentation.

3 / 19 Contents New Corporate Vision Consolidated Business Performance Key Business Activities Business Performance by Key Area 2024 Targets Appendix

New 4 / 19 Corporate Materials for Tomorrow, Innovation for Excellence Vision Focus resources and capability in Steel and Rechargeable Battery Materials, POSCO Group’s core priorities Achieve unrivaled cost competence through an economical decarbonized production system and Steel transition to Intelligent Factory Battery Actively invest in future-promising, high-growth assets to build out a compelling materials value chain Materials 비전 Vision Materials for Tomorrow, Innovation for Excellence 1 2 To achieve To foster a dynamic predominant business corporate culture to leadership based on grow together 전략 future technology Strategy 3 방향 To enhance a responsible 4 ESG management system 5 Core Ethics Ingenuity Safety Audacity 핵심 Trust 6 Values 가치 Anchor of Source of Passion for Foundation Sound communication enhanced growth and of a fulfilling principle of and unity performance achievement workplace community 7

Rechargeable Battery Materials Business

5 / 19

2024 marks the origin year of lithium production and our full EV battery materials value chain (FVC)

By using the industry slowdown(chasm) to our advantage, acquire promising assets i.e. lithium, next-gen technologies

To ensure quality return on our growth strategies, investment timelines will be reassessed

【Strengthening Battery Materials Competence】

Substantialize Strategy	**Capitalize on the chasm** to acquire minerals assets and to identify M&A projects; introduce CAM into portfolio; adjust business speed
Next-Gen Projects	Stake out future markets through **strategic customer alliance** and **speeding up of future materials** (solid electrolytes, lithium metals)
Early Stabilization of Biz.	**Harness Group talent** to qualify our investments, manage construction, achieve timely production and strengthen financial position

POSCO Group Value Chain

Speed up stabilization in '24
→ Operate FVC from raw materials to final product



product
intermediate
raw mtrl
Li
Ni
Recycling
precursor
CAM
Li
Ni
Spherical Graphite (process/pickle)
Flaky Graphite
Nat.
Art.
Silicon
AAM
In production
Initial operation
Investing

Capa. Plan by Business

(Kt: 1,000 tons)

Jul. '23 Value Day
As of Apr. '24

Li



71 71
96 96
166 96
'24
'25
'26

- Ore Li △60 Kt ('26→'27)
- Recycling △10 Kt ('26→ after '27)

Ni*



23 23
48 23
73 48
'24
'25
'26

- Refining △15 Kt, reassessment
- Recycling △10 Kt ('26→ after '27)

CAM



215 215
395 345
445 395
'24
'25
'26

- Domestic △10 Kt ('26→'28)
- Overseas △40 Kt ('26→'27 w/ partial reassessment)

AAM



93 93
134 94
221 114
'24
'25
'26

- Nat. graphite △80 Kt, reassessment
- Art. graphite △20 Kt, reassessment
- Silicon Anode △7 Kt ('26→'27)

* Ni volume excludes precursor JV: ('24) 18 Kt, ('25) 31 Kt, ('26) 70 Kt

6 / 19 Consolidated Business Performance Steel/Green Infrastructure performance equivalent to previous quarter; Rechargeable Battery Materials impacted by inventory impairment loss reversal Income Financial Structure QoQ QoQ 9,863 (KRW billion, %) 10, 000 50. 00% +1,800 25, 000 (KRW billion, %) 20.00% 9,0 00 △612 15.00% Net Debt 8,063 40. 00% 19,381 7,743 Revenue 8,0 00 20, 000 18,664 18,052 10.00% 7,0 00 30. 00% 5.00% 6,0 00 15, 000 OP Margin +1.6%p 5,0 00 20. 00% Net Debt Ratio 16.3% 0.00% 3.2% +2.8%p 3.6% 13.5% 13.0% 1.6% 4,0 00 10, 000 -5.00% 10. 00% 3,0 00 705 -10.00% 1,628 +283 Operating Profit 1,544 583 2,0 00 5,0 00 0.0 0% 1,262 +279 EBITDA -15.00% 1,0 00 304 (quarter) 0 -10.00% 0 -20.00% '23.1Q '23.4Q '24.1Q '23.1Q '23.4Q '24.1Q ※ Q1 '24 cumulative CAPEX : 【Before Inter-Company Transaction Adjustment] KRW 1.8 tril. (consolidated), KRW 0.3 tril (separated) Revenue Operating Profit Net Profit (KRWbillion) Q1 ‘23 Q4 ‘23 Q1’24 Q1 ‘23 Q4 ‘23 Q1 ’24 Q1 ‘23 Q4 ‘23 Q1 ’24 15,770 15,419 15,442 338 346 339 276 134 210 Steel △ 1) POSCO 9,622 9,376 9,520 251 263 295 230 17 231 Overseas Steel 5,268 4,927 4,942 19 11 4 42 84 68 △ △△ 13,870 14,260 14,153 382 292 340 300 138 304 Green Infrastructure 2) POSCO International 8,307 7,909 7,761 280 215 266 191 73 183 2) POSCO E&C 2,364 2,773 2,453 55 34 34 65 41 76 3) 1,162 1,154 1,156 10 169 6 48 256 25 Rechargeable BatteryMaterials △ △ 2) POSCO Future M 1,135 1,146 1,138 20 74 38 40 56 57 △ △ 1) Separated 2) Consolidated, POSCO Energy earnings included in POSCO International 3) Rechargeable battery material inventory impairment loss reversal : KRW 66 bil. * Q4 ’23 inventory impairment loss of KRW 130.5 bil.

7 / 19

Key Business Activities_POSCO Pilbara Lithium Solution

Initial shipment of Korea's first ore-based lithium hydroxide (LH)

Since plant commissioning in March, ramp-up is underway; by year-end, the plant aims to build a 43K ton capacity.
With IRA-compliant 'LH,' paving the path to a reliable domestic rechargeable battery materials supply network.

Product certification

→ P-Future M product certification in progress (goal: completion by Oct.), certification under discussions with 2 battery makers.

Contract Agreement

- **Dec. '23**: Sales agreement signed with Co. A
- **'24.4**: Agreement under discussions with 3 companies
- **'24.6**: Plant 2 facility installation completion
- Cold/Hot run test
- **'24.9**: Phase construction completion


POSCO Pilbara
포스코필바라리튬솔루션
경 수산화리튬 초도품 출하 축
2024. 4. 16


Plant 1
Electrodialysis (POSCO-type)
: product cert. & sales agreement in progress
Plant 2
Causticization
: 60.8% completed ('24.4.14)
Sept. '24 completion scheduled

Key Business Activities_POSCO Silicon Solution

8 / 19

Ready for launch: Silicon AAM downstream facility (Young-il Bay Industrial Complex, Pohang)

Early operation of 550 tpa downstream production line; externally-sourced SiO (intermediate) assists customer demand readiness

Phase 1 (550 tpa) construction to be completed by September '24; once Phase 1 certification is obtained, 4-phase expansion plan targets 25K tpa by '30




POSCO Silicon Solution, Completion of 1st Downstream Plant
2024.04.19

Progress

- Jul. '22 Shares acquired
- Jan. '23 Investment: Stage 1 approval
- Jun. '23 Phase 1 Construction
- Apr. '24 Partial downstream line completed
- Sep. '24 All construction completed

Post-acquisition, by harnessing Group R&D competence, enhance product performance and efficiency and plant productivity

Extended Product Portfolio

Expansion of product portfolio in response to diversified demand : 1 → 4

Coating with cost & quality competence

Use steelmaking by-product to apply cost & quality competitive coating technology
- Apply the Group's carbon film coating technology to reduce CAPEX and improve quality

Enhanced Performance

Achieve superior performance against industry mean standard
- **efficiency** : +2%p
- **capacity** : +59mAh/g
- **life** : +2%p
- **swell** : △3%p (smaller the better)

Improved Productivity

Aim to achieve 2.2x productivity of key process facility vs. point of acquisition. (under development)

9 / 19 Performance by Key Area Steel Business - POSCO · Production/Sales · Income - Overseas Steel · PT-KP · PZSS · P-Maharashtra · PY-VINA Green Infrastructure Business - POSCO International - POSCO E&C Rechargeable Battery Materials Business - POSCO Future M

10 / 19 POSCO Production/Sales Income QoQ QoQ (KRWbillion, %) (KRWbillion, %) 88.0% 3.1% 85.6% 12, 000 2.8% +0.3%p 2.6% △2.4%p 11, 000 3.0% 78.5% OP Margin Utilization 10, 500 80. 00% 11, 000 2.0% 90% Rate* 10, 40,000 000 70. 00% 80% 1.0% 9,5 00 10, 000 60. 00% 9,622 9,520 70% Crude steel 38, 000 9,019△358 +144 9,376 0.0% 9,0 00 Revenue 8,661 50. 60% 00% 8,499 (K tons) 9,0 00 8,330 8,5 00 8,229 -1.0% 36, 000 △101 8,162 50% 40. 00% 8,0 00 Product 40% -2.0% 30.5% 8,0 00 30. 00% 34, 000 28.1% 7,5 00 27.6% 30% -3.0% 20. 00% Premium Plus 7,0 00 20% Operating +2.4%p +32 295 32, 000 7,0 00 ** 263 10. 00% Sales Ratio 10% -4.0% 6,5 00 Profit 251 30, 000 0% 6,0 00 0.0 0% 6,0 00 -5.0% '23.1Q '23.4Q '24.1Q '23.1Q '23.4Q '24.1Q * Utilization rate : crude steel production / crude steel capacity ** Non-prime and semi-product figures excluded from total sales volume ○ Despite reduced crude steel output resulting from BF refurb., ○ Despite raw materials cost hike, higher price and reduced cost drive up OP use of semi-finished inventory helps to keep production and sales at - Sales price (carbon steel): Q4 ‘23) KRW984K/ton → ‘Q1 24) KRW 1,007K/ton (+23) previous quarter performance · Unit price hike and FX impact : +11; change in product composition: KRW +12K/ton - Major raw material input cost (carbon steel) : Q4 ’23) 100→ Q1 ’24) 102 (+2) 【Sales by Product】 · Raw materials unit price: At baseline of 100 in Q4 ’23, iron ore was 104 and coal108 in Q1 ’24 (K tons) Q1 ’23 Q4 ‘23 Q1 ‘24 QoQ - Base effect of previous quarter collective bargaining manifests in lower costs in labor Carbon steel 7,802 7,945 7,827 △118 and subcontracting expenses STS 360 385 402 +17 【Coking Coal Price】 (U$/ton) *Source: Platts, HCC FOB Austraila ○ Expanded strong-margin automotive steel and CR sales to defend profit 313.5 236 - Premium Plus(previously WTP) sales : 2.513 Mt (+114 Kt, QoQ) 227 May ‘23 Mar.‘24 Apr. ‘24

11 / 19 Steel (overseas) PT. Krakatau POSCO Zhangjiagang STS (PZSS) Ÿ Despite increased sales volume, higher raw materials price and steel Ÿ Despite lower sales and intense domestic competition, profits beat plate line repair in Q1 drive down profits previous quarter performance by securing low-cost raw materials - Sales volume (Kt) : Q4 ‘23) 737 → Q1 ‘24) 758 - Sales volume (Kt) : Q4 ‘23) 246 → Q1 ‘24) 237 - Raw materials cost (QoQ) : +6.6% - Raw materials cost (QoQ) : △3% QoQ QoQ 800 1 800 1 719 651 0.9 700 0.9 0.8 +16 Revenue 565 Revenue 700 549 0.8 600 0.7 563 0.7△17 546 600 0.6 500 0.6 0.5 500 0.5 400 0.4 0.4 53 0.3 300 400 0.3 0.2 OP△24 OP 0.2 27 200 300 3 0.1 △42 0.1 △53 △18 +24 100 0 200 0 (USD million) (USD million) 23.1Q 23.4Q 24.1Q 23.1Q 23.4Q 24.1Q POSCO Maharashtra PY VINA Ÿ Larger orders from end-user customers drive up sales volume and price; • Despite greater sales volume, global steel market slowdown and resulting price drop lead to weaker revenue and OP against the previous quarter however, soaring scrap price keep OP at level with previous quarter - Domestic sales volume (Kt) : Q4 ‘23) 59.3 → Q1 ‘24) 69.4 (+17%) - Sales volume (Kt) : Q4 ‘23) 371 → Q1 ‘24) 374 - Sales price (QoQ) : +1.5% - Sales price (QoQ) : △2.3% QoQ QoQ 400 344 335 336 100 △8 350 82 Revenue 90 79 Revenue 76 300 80 +3 250 70 60 200 50 150 40 28 OP 100 30 OP 20 △8 20 12 5 50 - 1 1 10 0 (USD million) 0 (USD million) 23.1Q 23.4Q 24.1Q 23.1Q 23.4Q 24.1Q

12 / 19 POSCO International Income Highlights QoQ (KRW Billion) ○ Materials, etc.: solid profits supported by strong sales to NA 400 .00% OP Margin 3.4% 3.4% and European eco-friendly industries 13, 500 350 .00% +0.7%p • Increased North American and European steel sales in high- 2.7% 300 .00% 11, 500 strength automotive, API-grade, and for LNG vessels 250 .00% 9,5 00 8,307 Revenue • Despite slower trading of steel and steelmaking raw materials, 7,909 7,761 △148 200 .00% 7,5 00 robust heavy plate and coking coal sales in Europe keep earnings 150 .00% in line with last quarter 5,5 00 100 .00% - OP (KRW billion)* : Q4 ’23) 63.8 → Q1 ‘24) 81.7 (+15.1) 280 3,5 00 266 +51 50. 00% 215 Operating Profit 1,5 00 0.0 0% ○ Energy: E&P profit decline due to lower gas sales is cushioned '23.1Q '23.4Q '24.1Q by the power business, resulting in modest earnings gain • E&P: Earnings decline due to decreased gas sales volume and lower cost recovery rate Revenue by Business - OP (KRW billion)* : Q4 ’23) 60.3 → Q1 ‘24) 48.2 (△12.1) • Power: Improved earnings by 1) increasing production to meet (KRW Billion) Q1 ‘23 Q4 ‘23 Q1 ‘24 seasonal demand and 2) cutting cost through direct import of QoQ cheaper LNG (for plants 3 and 4) 1) - OP (KRW billion)* : Q4 ’23) 36.6→ Q1 ‘24) 60.0 (+23.4) Materials, etc. 7,062 6,837 6,785 52 △ 2) Energy 1,245 1,072 976 96 △ *Separated 1) ‘Materials, etc.’ includes steel, materials for eco-friendly industries, food, and other trading revenues from subsidiaries (consolidated) 2) ‘Energy’ includes revenues from E&P, gas to power (LNG), and LNG terminal businesses

13 / 19 POSCO E&C Income 13. 00% Highlights 4,8 00 11. 00% (KRW Billion) ○Stronger profits in Plant and Infrastructurebusinesses 3,8 00 9.0 0% counter earnings slide in Construction caused by higher input QoQ 7.0 0% 2,773 prices 2,8 00 2,453 △320 Revenue 2,364 5.0 0% • Plant, Infrastructure: Profits rise on base effect; in Q4 ‘23, prices +0.2%p 1,8 00 of building materials are driven up by large private sector-led 3.0 0% OP Margin 2.3% 1.4% 1.2% infrastructure projects (e.g. commuter rail Sinansan Line) 1.0 0% • Construction: Earnings are eroded by a surge in construction 800 55 34 34 -1.00% material costs Operating Profit - -200 -3.00% ○ Infrastructure and Construction orders rise QoQ '23.1Q '23.4Q '24.1Q (KRW 3.7 tril. in Q1 ’24, QoQ +0.6) • Plant (KRW 0.2 tril., QoQ △0.5): decline in captive orders *Pohang Coke Oven No.3 modernization (0.1) Revenue by Business • Infrastructure (KRW 0.6 tril., QoQ +0.3): new orders from (KRW Billion) Q1 ‘23 Q4 ‘23 Q1 ‘24 private rail and road projects QoQ *GTX-B line (0.4), Seoul-Yangju highway (0.1) Plant 877 802 854 +52 • Construction (KRW 2.9 tril., QoQ +0.8): profits are boosted by Infrastructure 322 462 326 △136 large orders *Busan Chokjin District 2-1 redevelopment (1.3), Sangbong Construction 1,110 1,445 1,201△244 Terminal multipurpose building (0.7) Subsidiaries 55 64 72 +8 (consolidated)

14 / 19 POSCO Future M Income Highlights QoQ (KRW Billion)○ CAM: Despite price falls, higher sales keep revenue at level with 5 1,146 1,138△8 1,135 Revenue 1,2 00 Q4 ’23. Improved yield and inventory impairment loss reversal 3.3% +9.7%p 3 1,0 00 help to turn a profit. OP Margin 1.8% 800 • CAM prices slip 21% against previous quarter 1 600 • N86 (Ultium), NCA: yield improvement following installation of single -crystal -1 CAM equipment 400 38 +112 Operating Profit 20 • N65: Inventory release lifts sales; inventory impairment loss reversal from Q4 200 -3 ‘23 increases profits (+46.4 bil.) 0 -5 '23.1Q '23.4Q '24.1Q -200○ AAM: QoQ OP increased by growing sales to global battery -6.4% -400 -7 makers in addition to existing Korean customers △74 • 9% surge in sales volume driven by robust shipments to new customers • Unit cost is lowered by economy of scale, and stronger sales improves Revenue by Business profits (KRW Billion) Q1 ‘23 Q4 ‘23 Q1 ‘24 ○ Basic Materials: Despite enhanced Refractory profits, OP falls QoQ 7% due to lower Quicklime sales and Chemicals price decline CAM 712 740 732 8 △ • Refractory: Pohang BF repairs lift revenues and OP AAM 68 46 49 +3 • Quicklime: Despite price rise, decreased sales record moderate revenue • Chemicals: Lower MOPS* squeeze price and margin Refractory 144 130 141 +11 Basic mater- *Mean of Platts Singapore (MOPS) denotes the average of Singapore-based oil product price Quicklime & assessments published by S&P Global Commodity Insights (formerly Platts) ials 211 230 216 14 △ Chemicals

15 / 19 2024 Targets Consolidated Revenue 78 (KRW Trillion) CAPEX 10.8 (KRW Trillion) Note: Capital investment in 2023 totaled KRW 8.6 tril. (76% of the KRW 11.3 tril. budgeted for the year was executed)

16 / 19 Appendix Progress on Battery Materials Plant Construction Summarized Income Statement Summarized Balance Sheet

Progress on Battery Materials Plant Construction

17 / 18


Material
Company
Project
~ '22.E
'23.
'24
'25
Lithium
P-Argentina
Phase I of Brine
Construction commenced
(Plant 1. Oct.'22 Plant 2. Dec.'22)
Pond & factory construction (Q1)
Utility installation
Plant 1. Apr.
Plant 2. May
Completion (Q2)
Phase II of Brine (UP)
Approval (Oct. '22)
Construction (Jun.)
Completion (Q2)
P-Lithium Solution
Phase II Brine (DOWN)
Approval (Oct. '22)
Incorpo-ration (Dec.'22)
Construction commenced (Jun.)
Utility installation (Q2)
Completion (Q2)
P-Pilbara Lithium Solution
Lithium Ore
Civil engineering (Plant 2. Aug.'22, Plant 1.Nov.'22)
Utility (Plant 2. Jan.)
HQ/Sub Center Completion (Mar.)
Utility installation (Plant 1. Apr.)
Plant 1. Completion (Nov.)
First shipment from Plant 1 (Apr.16)
Completion (Q2)
Completion (Q3)
Nickel
SNNC
Fe Removal
Civil engineering (Jun. '22)
Utility (Dec.'22)
Completion (Jan.)
POSCO
Nickel Refining
Civil engineering (Oct '22)
Utility (Extraction plant) (Mar.)
Utility (Leaching plant) (Jun.)
Completion (Q1)
Completion (Q2)
Indonesia JV
Smelting (Matte)
Approval (Apr.)
Equity acquisition, construction commencemenet (Sept.)
Completion (Q2)
P-CNGR Nickel Solution
Nickel Refining
Approval (May)
Incorporation (Q1)
Construction commencement (Q2)
Completion (Q4)
Completion ('26)
Next Generation
P-Silicon Solution
SiOx AAM
Approval (Jan.)
Civil engineering (Jun.)
Utility (Sept.)
Downstream plant Completion (Apr.)
Completion (Q3)

18 / 19 Summarized Consolidated Income Statement (KRW Billion) Q1 ‘23 Q4 ‘23 Q1 ‘24 QoQ Revenue 19,381 18,664 18,052 612 △ Gross Profit 1,373 1,099 1,329 +230 (Gross Margin) (7.1%) (5.9%) (7.4%) +1.5%p SG&A 669 794 746 48 △ Operating Profit 705 304 583 279 (Operating Margin) (3.6%) (1.6%) (3.2%) +1.6%p Profit Before Income Tax 1,001 227 733 +960 △ Net Profit 840 321 619 +940 △ Net Profit attributable to Controlling Interest 726 206 547 +753 △ EBITDA 1,628 1,262 1,544 +282 (EBITDA Margin) (8.4%) (6.8%) (8.6%) +1.8%p EPS (KRW) 8,589 2,439 6,474 8,913 △ No. of Outstanding Shares (Thousands) 84,571 84,571 84,571 -

19 / 19 Summarized Consolidated Balance Sheet (KRW Billion) Q1 ‘23 Q4 ‘23 Q1 ‘24 QoQ Current Assets 50,016 46,212 46,774 +562 Cash Balance* 19,878 17,907 17,883 24 △ Accounts Receivable 11,279 11,015 11,685 +670 Inventories 15,028 13,826 13,975 +149 Non-Current Assets 52,596 54,733 56,494 +1,761 Tangible Assets 32,640 35,206 36,696 +1,490 Intangible Assets 4,907 4,715 4,724 +9 Other LT Financial Assets 2,661 2,708 2,910 +202 Total Assets 102,612 100,945 103,268 +2,323 Liabilities 43,109 41,282 42,870 +1,588 Current Liabilities 22,589 21,862 23,072 +1,210 Non-Current Liabilities 20,520 19,420 19,797 +377 Total Interest Bearing Debt 27,620 25,970 27,745 +1,775 ※ Shareholders’ Equity 59,504 59,664 60,398 +734 Controlling Interest 53,897 54,181 54,803 +622 Net Debt 7,743 8,063 9,863 +1,800 Net Debt to Equity (%) 13.0% 13.5% 16.3% +2.8%p * Cash balance represents Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities